

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2013

Via E-mail
Mark Casale
President and Chief Executive Officer
Essent Group Ltd.
Clarendon House
2 Church Street
Hamilton HM 11 Bermuda

> **Re: Essent Group Ltd.**
> **Draft Registration Statement on Form S-1**
> **Filed July 30, 2013**
> **File No. 377-00260**

Dear Mr. Casale:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please file all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

2. Please clarify that this offering is for Class B-1 Common Stock.

3. Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

4. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities

Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

5. Please amend your disclosure to include a statement to advise dealers of their prospectus delivery obligation per Regulation S-K Item 502(b).

Market, Industry and Other Data, page iii

6. Please remove your statements that you have not independently verified industry and market data from third-party sources. It is not appropriate to directly or indirectly disclaim liability for information in the registration statement.

Summary Risk Factors, page 8

7. If applicable, please discuss how appreciation in value of homes covered by mortgage insurance may impact your revenues.

Risk Factors, page 13

8. We note that you disclose your credit rating on page 5. Please include a risk factor to discuss how a negative change in your rating could affect your ability to write premiums.

9. Please include a risk factor to discuss any material exposure to catastrophic events and the strategies you have employed to mitigate this risk such as reinsurance.

"We rely on our management team…," page 24

10. Please expand the discussion to:
    - identify your key personnel;
    - describe the extent to which you have employment agreements with such personnel; and
    - discuss the extent to which departures have affected you in the past.

"Our holding company structure and certain regulatory and other constraints . . .," page 25

11. Please expand on your disclosure to include Essent PA's negative unassigned surplus.

Selected Consolidated Financial and Other Data, page 48

12. Please tell us your consideration for presenting pro forma earnings per share information for your latest fiscal year and interim periods given the conversion of your multiple series of common stock into one class of common stock upon the completion of your offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Provision for Losses and Loss Adjustment Expenses, page 56

13. We note on page 21 that you expect claims to increase as the portfolio matures. Please amend your disclosure to state the expected default rate and the average reserve per default you expect once your portfolio is mature.

Income Taxes, page 65

14. In the paragraph following the bullet point list of positive evidence provided on page 66 you indicate that you expect the remaining valuation allowance will be reduced against income before income taxes throughout the remaining quarters of 2013 until that amount is reduced to zero as of December 31, 2013. With a view toward revising your disclosure to clarify, please tell us why:
   - You did not reverse more of your valuation allowance at June 30, 2013 when you expect to reverse it through the remainder of 2013. Please tell us how you met the more-likely-than-not criterion to reverse the portion of your valuation allowance that you did at June 30, 2013 but not the remaining portion.
   - The remaining valuation allowance will be reduced against income before income taxes throughout the remainder of 2013 when valuation allowances are recorded against deferred tax assets and are usually reversed as an income tax benefit.

Liquidity and Capital Resources, page 73

15. We note that you believe that you have sufficient liquidity available to meet your operating cash needs and obligations and committed capital expenditures for the next 12 months. We also note on page 25 that you may be required to raise additional capital. Please expand on your disclosure regarding the circumstances under which you may be required to raise additional capital.

Contractual Obligations, page 78

16. Please revise your contractual obligations table to include your reserve for losses and LAE.

17. Please revise your liquidity and cash flows discussion to address the effect of the factors that impact liquidity at the operating subsidiary level in addition to your current holding company level disclosure.

Reserve for Losses and Loss Adjustment Expenses, page 80

18. Please revise your disclosure to discuss the model and reserve methodology that you utilize in estimating your loss reserves separately for your primary insurance and your pool insurance as applicable. Quantify risk in force related to pool insurance and to modified pool insurance, if material. Disclose the extent of your procedures for determining the provision on both annual and interim reporting basis.

Investments Available for Sale, page 81

19. Please revise your disclosure to explain how you applied your investment impairment policy to your major investment holdings classified as available for sale at the most recent balance sheet date. We note that you reported approximately $4.3 million unrealized losses on your available for sale investment holdings at June 30 2013. Revise to clarify whether and how you used credit ratings obtained from third party credit agencies in assessing the impairment of your investments. Clarify how you considered current market credit spreads to determine whether the ratings assigned by the third party credit rating agencies are reasonable. For material holdings in unrealized loss position, disclose the length of time to maturity and the extent to which the fair value has been less than the cost, the financial condition and the near-term prospects of the issuer, and whether the debtor is current on its contractually obligated interest and principal payments. Disclose the historical volatility of the fair value of your major security holdings. Clarify if true that the unrealized losses recorded on the investment portfolio resulted from fluctuations in market interest rates and/or other temporary market conditions as opposed to fundamental changes in the credit quality of the issuers of such securities.

20. For material corporate debt security holdings in unrealized loss position, clarify if a decline in fair value is attributable to adverse conditions specifically related to the security or specific conditions in an industry or geographic area. Disclose the credit rating of the investee and whether the security has been downgraded by a rating agency. Address as necessary whether scheduled interest payments have not been made and discuss the cash position of the investee.

21. For your investments in municipal debt securities, disclose the amortized cost and fair value separately showing the amount related to general obligation and special revenue bonds; and for any state, municipality or political subdivision that comprised 10 percent or more of the total, the amortized cost and fair value, credit rating with and without a financial guarantee by third parties and, for special revenue bonds, the nature of the revenue source.

Company Information, page 109

22. We note on page 109 that Essent PA provides reinsurance to Essent Guaranty. Please clarify if you intend for Essent Reinsurance Ltd. to provide reinsurance for Essent Guaranty.

Certain Regulatory Considerations
Implications of and Elections Under the JOBS Act, page 124

23. Please revise your disclosure to discuss your election under Securities Act Section 7(a)(2)(B) related to the extended transition period for complying with new or revised accounting standards. It is unclear from your silence whether you are opting out of this provision. To the extent you wish to follow the extended transition period permitted under the Securities Act, please revise your disclosure here, in MD&A and in a risk factor to highlight that in the future your financial statements may not be comparable to those of other public companies. To the extent you opt out of the extended transition period, please revise your disclosure to indicate that this election is irrevocable. Please see Questions 13 and 37 of the Jumpstart Our Business Startups Act Frequently Asked Questions.

Director Independence, page 129

24. We note that you intend to evaluate the independence of your board members. Please also identify each director who is independent under your applicable independence standards.

Description of Share Capital, page 144

25. We note that you disclose on page F-22 that Class A and Class B-2 Common Shares will convert to Class B-2 Common Shares. Please amend your disclosure to clarify that upon completion of this offering there will be no authorized shares of Class A Common Shares or Class B-2 Common Shares outstanding.

Shares Eligible for Future Sale, page 154

26. Please state the approximate number of holders of common stock at the time of the offering.

Lock-up Agreements, page 154

27. Please amend your disclosure to state the number of shares that are subject to a lock-up.

28. Once available please file copies of each of the lock-up agreements.

Underwriting, page 167

29. We note that Christopher Linneman is affiliated with JPMorgan Chase & Co. and Rajiv Kamilla is affiliated with Goldman, Sachs & Co. We also note that you are currently party to a shareholder agreement. Please amend your disclosure to describe the arrangement whereby these two directors were nominated.

Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Deferred Policy Acquisition Costs, page F-10

30. Please revise your policy disclosure to indicate:
- That the costs you defer relate directly to the successful acquisition of policies consistent with the revised definition of acquisition costs resulting from the implementation of ASU 2010-26; and
- The types of acquisition costs you capitalize as required by ASC 944-30-50-1a.

Note 6. Triad Transaction, page F-17

31. You disclose that because the assets acquired and liabilities assumed from Triad did not constitute a business, you accounted for the transaction as an acquisition of assets. Provide tell us why the assets acquired and liabilities assumed from Triad do not represent a business and reference for us the authoritative literature you relied upon to support your accounting. In your response, please explain the following:
- How you considered that apparently you purchased an integrated set of activities and assets capable of being conducted and managed for the purpose of providing a return in the form of economic benefits.
- Why you did not apparently acquire inputs and processes when it is apparent that you acquired an assembled workforce and systems to administer mortgage insurance policies.
- How you factored in the agreement you entered into to provide information technology maintenance and "other services" to Triad.

32. You indicate that you allocated $28.3 million of the acquisition consideration in the Triad transaction to acquired technology and that you fully amortized this asset over three years ending on November 30, 2012. Please address the following comments:
- Please tell us why it is appropriate to record this apparent composite asset as a single asset. In this regard, it appears that at a minimum you acquired physical computer equipment, software and set policies and procedures to administer mortgage insurance policies.
- Please tell us why it was appropriate to amortize this asset over a three year period considering that you signed a five-year service contract with Triad with two five-year extension options and presumably are still utilizing the same systems and processes acquired from Triad to provide those services.

Note 10. Stock-Based Compensation, page F-23

33. In order for us to fully understand the equity fair market valuations reflected in your financial statements, please provide an itemized chronological schedule covering all equity instruments issued since January 1, 2012 through the date of your response. Separately represent to us that you will update this schedule for any appropriate issuances after the date of your response through the date you complete your offering. Please provide the following information separately for each equity issuance:
   - The date of the transaction;
   - The number of shares/options issued/granted;
   - The exercise price or per share amount paid;
   - Your fair market value per share estimate and how the estimate was made;
   - The identity of the recipient, indicating if the recipient was a related party;
   - Nature and terms of concurrent transactions; and
   - The amount of any compensation or interest expense element.

   Progressively bridge your fair market value determinations to the current estimated IPO price range. Please reconcile and explain the differences between the mid-point of your estimated offering price range and the fair values included in your analysis.

Note 15. Fair Value of Financial Instruments
Determination of Fair Value, page F-30

34. You disclose that you use third-party pricing services to obtain fair values of all available-for-sale fixed maturity securities. Please revise your disclosure, here or in MD&A, to:
   - Indicate the number of prices you generally obtained per instrument, and if you obtained multiple prices, how you determined the ultimate value you used in your financial statements;
   - Clarify the specific procedures performed to validate the prices obtained and to ensure that the instruments are properly classified within the fair market hierarchy; and
   - Disclose whether, and if so, how and why, you adjusted prices you obtained from the independent pricing services.

Note 16. Statutory Accounting, page F-31

35. Please revise your disclosure to address the following:
   - Although you disclose on page 60 that the maximum permitted risk to capital ratio is 25.0 to 1 and that your current capital ratio is 15.0 to 1, it is unclear if any regulatory action takes place at ratios below 25.0 to 1 and whether you are at risk to any such action. As a result, please revise your disclosure to disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements if significant in

relation to actual statutory capital and surplus, as required under ASC 944-505-50-1b. If not significant, please clarify in the disclosure.

- Please clarify why you present only positive statutory surplus when you disclose on page 73 and elsewhere that your insurance subsidiaries are unable to pay you dividends without prior regulatory approval since they have negative unassigned surplus.

- As you disclose that you follow the accounting practices prescribed or permitted by your state regulators, please revise your disclosure to present the information required under ASC 944-505-50-2 through 50-6 or tell us why it is not applicable.

Undertakings, page II-2

36. Please amend your disclosure to include the undertaking for equity offerings of nonreporting registrants in Regulation S-K Item 512(f).

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Ibolya Ignat at (202) 551-3656 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Jones at (202) 551-3786, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Michael Groll, Esquire
        Willkie Farr & Gallagher LLP
        787 Seventh Avenue
        New York, New York 10019